UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-07521
NOTIFICATION OF LATE FILING
CUSIP NUMBER 358435105

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	September 30, 2021
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Friedman Industries, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1121 Judson Road Suite 124
Address of Principal Executive Office (Street and Number)

Longview, Texas 75601
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Friedman Industries, Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company is still preparing the Form 10-Q and providing documentation requested by its auditors in connection with their review of the quarter ended September 30, 2021. The Company expects to file the Form 10-Q no later than five calendar days following the due date of the Form 10-Q.

Notwithstanding the Company’s inability to file its Form 10-Q within the prescribed time period, the Company currently does not expect to report in its Form 10-Q any material changes to its quarter ended September 30, 2021 financial results from expectations previously expressed in the press release for the Company’s financial results for the first quarter ended June 30, 2021 contained in the Form 8-K filed on August 23, 2021.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex LaRue	903	758-3431
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the prior year quarter ended September 30, 2020 (“2020 Quarter”), the Company reported a net loss of $250,005 on sales of $24,861,680. Results for the 2020 Quarter were negatively impacted by declining steel prices and reduced sales volume associated with the effects of the COVID-19 pandemic. Since the 2020 Quarter, the Company has experienced a historic rise in steel prices that has resulted in significant improvement to results of operations for the current year quarter ended September 30, 2021 (“2021 Quarter”). The Company expects to report net earnings of approximately $13,000,000 for the 2021 Quarter on sales of approximately $92,000,000. A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-Q to be filed.

Friedman Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By:	/s/ Alex LaRue
Alex LaRue
Chief Financial Officer, Secretary and Treasurer